Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides preliminary 2010 operating results

Toronto, Ontario, January 14, 2011 – Kinross Gold Corporation (TSX: K; NYSE: KGC) today provided its preliminary operating results for the full-year 2010.

2010 full-year production1 and costs are expected to be in line with previously stated guidance. Kinross’ forecast for 2010 full-year production is 2.3 – 2.35 million gold equivalent ounces, which includes production from the Tasiast and Chirano mines from the closing of the Red Back Mining acquisition on September 17 until year end. The Company’s forecast for 2010 average cost of sales per gold equivalent ounce2 is $505 – 520.

Kinross will provide its full-year guidance for 2011, including forecast production, cost of sales and capital expenditures, along with its updated mineral reserve and resource statements, and an update on development projects, when the Company releases its financial and operating results for the fourth quarter and full-year 2010.

2011 quarterly results schedule

Kinross will release its financial statements and operating results for the fourth quarter and full-year 2010 on Wednesday, February 16, 2011, after market close. In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 17, 2011 at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session.

Below is Kinross’ quarterly reporting schedule for the remainder of 2011:

●	Q1 2011 – Financial statements and operating results released on Wednesday, May 3, 2011, after market close. A conference call and audio webcast will be held on Thursday, May 4, 2011 at 7:45 a.m. ET.

●	Annual Meeting of Shareholders – The meeting will be held on Wednesday, May 4, 2011 at 10 a.m. ET at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

●
Q2 2011 – Financial statements and operating results released on Wednesday, August 10, 2011, after market close. A conference call and audio webcast will be held on Thursday, August 11, 2011 at 8 a.m. ET.

●
Q3 2011 – Financial statements and operating results released on Wednesday, November 2, 2011, after market close. A conference call and audio webcast will be held on Thursday, November 3, 2011 at 8 a.m. ET.

Unless otherwise indicated, the call-in numbers for Kinross’ 2011 quarterly conference calls are as follows:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference calls on a listen-only basis via webcast on our website at www.kinross.com. The audio webcasts will be archived on our website at www.kinross.com.

1 Unless otherwise stated, production figures in this release are based on Kinross’ 75% share of Kupol production and 90% of Chirano production.
2 Cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder and Chirano sales to a 10% minority interest holder.

www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation
Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana and Mauritania, employing approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including but not limited to any information as to the expected financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995, and are based on assumptions, expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, future or possible events, statements with respect to future or possible events, and expected production and cost of sales. The words ‘‘expects’’, “estimate’’, ‘‘forecast’’, “guidance”, or variations of such words and phrases or statements that certain actions, events or results will occur, result or be taken or provided in the future, and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information
Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

p. 2 Kinross provides preliminary 2010 operating results	www.kinross.com